Exhibit 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announces the second interim dividend of €0.74/share for fiscal year 2023, an increase of 7.25%, compared to 2022

On July 27, 2023, TotalEnergies announced that the Board of Directors, meeting on July 26, 2023 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, decided the distribution of the second 2023 interim dividend of 0.74 €/share, an increase of 7.25% compared to the three interim dividends paid for fiscal year 2022 and identical to the final ordinary dividend for fiscal year 2022 and to the first 2023 interim. This increase is in line with the shareholder return policy confirmed by the Board of Directors in February 2023 and reiterated at the Annual General Meeting of May 26, 2023.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	January 2, 2024	December 28, 2023

Payment date	January 12, 2024	January 25, 2024

Electricity: TotalEnergies Fully Acquires Total Eren After a Successful Strategic Alliance of Five Years

On July 25, 2023, TotalEnergies announced that it is pursuing its profitable growth in the renewable energy sector by buying out Total Eren’s other shareholders, increasing its stake from close to 30% to 100%. The Total Eren teams are expected to be fully integrated within TotalEnergies’ Renewables business unit. The deal follows the strategic agreement signed between TotalEnergies and Total Eren in 2017, which granted TotalEnergies the right to acquire all of Total Eren (formerly EREN RE) after a five-year period.

As part of this transaction, Total Eren is valued at an Enterprise Value of €3.8 billion based on an attractive EBITDA multiple negotiated in the initial strategic agreement signed in 2017. The acquisition of 70.8% (on a fully-diluted basis) represents a net investment of around €1.5 billion for TotalEnergies.

Total Eren’s integration should result in an increase in TotalEnergies’ Integrated Power Net Operating Income of around €160 million and CFFO of around €400 million in 2024.

A global player with a 3.5 GW renewables production and a 10 GW pipeline

Total Eren has 3.5 GW of renewable capacity in operation worldwide and a solar, wind, hydroelectric and storage projects pipeline of over 10 GW in 30 countries, of which 1.2 GW are in construction or late-stage development. TotalEnergies plans to leverage Total Eren’s 2 GW assets in operation in merchant countries (notably Portugal, Greece, Australia, and Brazil) to build up its integrated power strategy. TotalEnergies also aims to benefit from Total Eren’s footprint and ability to develop projects in other countries such as India, Argentina, Kazakhstan, or Uzbekistan.

A complementary fit with TotalEnergies’ footprint and workforce

Total Eren will not only contribute high-quality operated assets, but also the expertise and skills of nearly 500 people based in more than 20 countries. Total Eren’s successful organic growth testifies to the expertise that its teams have built up internally and in connection with partners and suppliers since its creation in 2012. The teams and the quality of Total Eren’s portfolio is expected to strengthen TotalEnergies’ ability to deliver production growth while optimizing its operating costs and capex by leveraging its size and purchasing bargaining power.

A pioneer in green hydrogen

Further to its activities as a renewable energy producer, Total Eren has launched pioneering green hydrogen projects in recent years, located in various regions, such as North Africa, Latin America, and

Australia. These green hydrogen activities are expected to be pursued through a new partnership in an entity named “TEH2” (80% owned by TotalEnergies and 20% owned by EREN Group).

Turkey: TotalEnergies partners with Rönesans Holding with the aim of developing renewable energy in the country

On July 24, 2023, TotalEnergies signed an agreement with Rönesans Holding to acquire a 50% stake in Rönesans Enerji and jointly develop, through this joint-venture, renewable projects in Turkey, which is a liberalized growing electricity market. Rönesans Enerji is currently operating a portfolio of approximately 166 MW hydro assets. The company has also secured a pipeline of more than 700 MW of wind, photovoltaic, and battery storage assets. Leveraging TotalEnergies’ knowhow in onshore wind and solar development and in electricity trading and Rönesans’ deep knowledge of the local electricity market, Rönesans Enerji’s ambition is to produce 2 GW of renewable energy by 2028. The production generated by these sites is expected to be marketed primarily with direct sales in the electricity market or power purchase agreements (PPAs) with end-buyers. These projects, which aim to be cost-competitive given the quality of Turkey's renewable potential, are in line with the Company's strategy of becoming an integrated player in the electricity market, taking advantage of price volatility, and are expected to contribute to the achievement of the Integrated Power Business Unit's double-digit profitability targets. The transaction is subject to regulatory and administrative approvals.

TotalEnergies, Aramco and SABIC complete one of the MENA region’s first processing of oil from plastic waste at scale to make certified circular polymers

On July 17, 2023, TotalEnergies, Aramco and SABIC have for the first time in the Middle East and North Africa successfully converted oil derived from plastic waste into ISCC+ certified circular polymers. The plastic pyrolysis oil, also called plastic waste derived oil (PDO), was processed at the SATORP refinery jointly owned by Aramco and TotalEnergies, in Jubail, Saudi Arabia. It was then used as a feedstock by Petrokemya, a SABIC affiliate, to produce certified circular polymers.

The project aims to pave the way for the creation of a domestic value chain for the advanced recycling of plastics to circular polymers in the Kingdom of Saudi Arabia. The process allows for the use of non-sorted plastics, which can be difficult to recycle mechanically, and consequently contributes to solving the challenge of end-of-life plastics.

A first milestone for the project was obtaining ISCC+ certification to assure transparency and traceability of the recycled origin of feedstock and products. Three industrial plants were involved in the process: SATORP refinery, Aramco’s Ju'aymah NGL Fractionation Plant and Petrokemya. All successfully obtained the ISCC+ certification, enabling the production of circular materials.

SABIC and TotalEnergies are founding members of the non-profit organization Alliance to End Plastic Waste (AEPW), which aims to bring collective knowledge, resources and experience to address current waste management challenges.

United States: TotalEnergies and its Partners Make the Final Investment Decision of the RGLNG Project in Texas

On July 13, 2023, TotalEnergies, Global Infrastructure Partners (GIP) NextDecade Corporation, and their partners, GIC and Mubadala, made the final investment decision (FID) to develop phase one of Rio Grande LNG (RGLNG), a natural gas liquefaction (LNG) project in South Texas.

This first phase comprises three liquefaction trains with an estimated total capacity of 17.5 million tons per annum (Mtpa) and CAPEX of $14.8 billion. The engineering, procurement, and construction (EPC) contract has been awarded to Bechtel, and commissioning of the plant is scheduled for 2027. The project is expected to be financed by equity contributions from the partners and by a debt contribution concluded on July 13, 2023 with a consortium of international banks.

As a result of this decision, and according to the terms of the agreement signed in June, 2023, TotalEnergies:

●	is expected to acquire a 16.67% stake in the joint-venture in charge of this first phase, and commits to participating in its equity contributions, for a total amount of $1.1 billion.

●	is expected to hold a total 17.5% stake in NextDecade for a total amount of $219 million. A first tranche of 5.06% was acquired last June, and a second tranche is expected to be acquired in the next few days to increase this stake to 12.47% and a third tranche of 5.03 % is expected to be acquired before the end of the year.
●	TotalEnergies is also expected to offtake 5.4 Mtpa of LNG from the production of this phase for 20 years.

TotalEnergies Wins Two Maritime Leases to Develop two Giga Offshore Wind Farms in Germany

On July 12, 2023, TotalEnergies has been awarded by the Bundesnetzagentur (German Federal Network Agency) two marine concessions, N-12.1 and O-2.2, at the end of the auction held in Germany.

Located in the North Sea, 170 kilometers off the coast, concession N-12.1 covers an area of around 200 square kilometers. Located in the Baltic Sea 40 kilometers from the coast, concession O-2.2 has a surface area of around 100 square kilometers.

Green electricity for over 3 million households

The concessions are forecasted to run for a term of 25 years, extendable to 35 years. With capacities of 2 GW and 1 GW respectively, these two wind farms are expected to provide a volume of electricity equivalent to the consumption of over 3,000,000 homes. Following these awards, TotalEnergies will pay the German Federal government an estimated 582 million euros, which aims to be allocated to the conservation of the marine environment and the promotion of environmentally friendly fishing. An annual contribution is also expected to be paid to the electricity transmission system operators in charge of connecting the projects for 20 years from the date of the commissioning of the sites.

The production generated by these sites are expected to be marketed by TotalEnergies, either by selling it directly on the electricity market, or by entering into Power Purchase Agreements (PPAs) with end-buyers, enabling them to reduce their carbon footprint. These projects, which are deemed to be cost-competitive given the quality of the sites, are in line with the Company's strategy of becoming an integrated player in the electricity markets, taking advantage of price volatility. They are expected to  contribute to the Integrated Power Business Unit’s objective of reaching a two-digit profitability.

Commissioning by 2030

TotalEnergies believes that these major projects are in line with the German government's objective of deploying 30 GW of offshore wind power in Germany by 2030. The next step for TotalEnergies will be to carry out the studies required to obtain the environmental permits, as well as the technical analyses on these sites, which should lead to investment decisions in 2027 and commissioning by 2030.

TotalEnergies Announces Start of Production in the Absheron Gas Field in Azerbaijan

On July 10, 2023, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) announce the start of production of the first phase of development of the Absheron gas and condensate field in the Caspian Sea, around 100 km south-east of Baku.

This first phase connects a subsea production well to a new gas processing platform, itself linked to SOCAR’s existing facilities in Oil Rocks. It has an estimated production capacity of 4 million cubic meters of gas per day and 12,000 barrels a day of condensate. The gas is expected to be sold on the domestic market in Azerbaijan.

The development of the Absheron field aims to provide an additional gas supply to meet growing demand, at an expected competitive technical cost and low greenhouse gas emissions intensity, in line with TotalEnergies’ strategy.

TotalEnergies and SOCAR both hold a 50% interest in the project, which is operated by the joint company JOCAP (Joint Operating Company of Absheron Petroleum).

Algeria: TotalEnergies Strengthens its Gas Partnership with Sonatrach and Extends it to Renewables

On July 10, 2023, during a meeting held in Algiers between Patrick Pouyanné, Chairman and CEO of TotalEnergies, and Toufik Hakkar, Chief Executive Officer of Sonatrach, a series of agreements were signed to strengthen the cooperation between the two companies in the production of natural gas in Algeria, the delivery of liquefied natural gas (LNG) to Europe, and the development of renewables in Algeria.

1.	Natural gas: increased production at the Tin Fouyé Tabankort fields

Under a first agreement, which remains subject to the approval of the Algerian authorities, Sonatrach and TotalEnergies have agreed to convert the production contracts for the Tin Fouyé Tabankort II (TFTII) and Tin Fouyé Tabankort Sud (TFT sud) fields in southern Algeria (Sonatrach 51%, TotalEnergies 49%) to the framework established by the new Algerian Petroleum Law enacted on December 11, 2019. These are the first conversions of contracts in Algeria under the regime of the new Petroleum Law.

In this context, Sonatrach and TotalEnergies aim to pursue the investment program already launched to increase the gas production of TFTII and TFT South, which includes the upgrade of existing facilities and the drilling of additional wells. The combined production of the two fields is expected to exceed 100,000 boe (barrel of oil equivalent) per day by 2026, versus a level of around 60,000 boe per day in 2022, thus increasing the potential export of Algerian gas to the European market.

2.European energy security: additional LNG deliveries

Under a second agreement, Sonatrach and TotalEnergies have extended for the year 2024 deliveries by Sonatrach of 2 million tons per year of LNG to TotalEnergies at the port of Fos-Cavaou, near Marseille, France. These deliveries of Algerian LNG by sea contribute directly to energy security in France and Europe.

3.Energy transition: developing renewables in Algeria

TotalEnergies and Sonatrach have also signed a third deal to examine the development of projects to produce renewable energy in Algeria, specifically:

●	Renewables projects to solarize exploration and production sites for oil and gas, and to power seawater desalination plants;
●	A project to produce renewable, low carbon hydrogen for the export market;
●	An R&D program in low carbon energies and the energy transition.

INEOS and TotalEnergies Further Integrate their Petrochemical Assets in Eastern France

On July 5, 2023, TotalEnergies and INEOS  signed agreements to realign their respective stakes in their production assets and logistics infrastructure to better reflect the balance between their production and internal use of ethylene in eastern France. For TotalEnergies, this exchange of interests supports the integration between its petrochemical sites at Feyzin, near Lyon, and Carling in eastern France, while INEOS strengthens its operations at the Lavéra site on the Mediterranean coast.

Realigning the two companies’ interests to improve integration

The companies’ sites that produce and use ethylene in eastern France are connected by a pipeline and storage network that begins at Lavéra in south-eastern France and passes through Feyzin to Carling in the north-east.

However, TotalEnergies does not itself use its share of production from the Lavéra steam cracker, which is equally (50/50) owned with INEOS, and sells it mainly to INEOS.

In order to realign the companies’ production and internal use of ethylene, TotalEnergies is therefore expected to sell its stake in the Lavéra assets to INEOS, in addition to part of its interests in the Eastern France ethylene pipeline and storage network, which TotalEnergies aims to continue  operating.

TotalEnergies reaffirms the key role of the Feyzin petrochemical platform

Within TotalEnergies, the Company is thus consolidating the key role of the Feyzin petrochemical platform as the integrated supplier of ethylene to the Carling platform.

The agreement is expected to have no operational impact on TotalEnergies’ refining and petrochemical sites.

The implementation of this project is subject to the prior consultation process of employee representatives and the approval from the relevant authorities.

Energy transition & Renewables: TotalEnergies partners with Petronas in Asia-Pacific

On June 26, 2023, TotalEnergies announces the signature of a Strategic Collaboration Agreement with Gentari Renewables Sdn Bhd, the clean energy solutions company of Petronas, to develop renewable energy projects in the Asia Pacific region. Already collaborating in the upstream sector in eight countries around the world, this agreement further strengthens TotalEnergies’ partnership with Petronas in the energy transition.

This agreement was signed on the sidelines of the Energy Asia Conference in Kuala Lumpur by Julien Pouget, Senior Vice President Asia Pacific for Exploration & Production and Renewables, and Sushil Purohit, Chief Executive Officer of Gentari, in the presence of Patrick Pouyanné, Chairman and CEO of TotalEnergies and Tan Sri Tengku Muhammad Taufik, Gentari Chairman as well as Petronas President and Group CEO.

Under this agreement, TotalEnergies and Gentari aim to jointly develop the 100MW Pleasant Hills Solar Project in Queensland, Australia, to supply low-carbon electricity to the Roma field’s gas production and processing facilities. TotalEnergies and Gentari’s parent company, Petronas, each hold a 27.5% stake in Gladstone LNG.

TotalEnergies partners with Petronas and Mitsui on a Carbon Storage hub in Malaysia

On June 26, 2023, TotalEnergies announces the signature of an agreement with Petronas and Mitsui to develop a carbon storage project in Southeast Asia. The partners aim to evaluate several CO2 storage sites in the Malay Basin, including both saline aquifers and depleted offshore fields. This partnership aims to develop a CO2 merchant storage service to decarbonize industrial customers in Asia.

This agreement was signed by Patrick Pouyanné, Chairman and CEO of TotalEnergies, Tan Sri Tengku Muhammad Taufik, President and Group CEO of Petronas, and Toru Matsui, Senior Executive Managing Officer of Mitsui & Co., on the opening day of the inaugural Energy Asia event in Kuala Lumpur.

In Asia, where countries such as South Korea and Japan have pledged for Net Zero Commitment in 2050, the development of a Carbon Capture and Storage (CCS) value chain for hard-to-abate industrial emissions will require a specific regulatory framework and significant investment. Through this agreement, the partnership aims to study several potential storage sites, determine the best technical means to deliver CO2 to Malaysia from industrial clusters in the region and develop the most appropriate business framework for commercialization of a carbon storage service in Malaysia.

Aramco and TotalEnergies award contracts for $11 billion Amiral project

On June 24, 2023, Aramco and TotalEnergies awarded Engineering, Procurement and Construction (EPC) contracts for the $11 billion "Amiral" complex, a future world scale petrochemicals facility expansion at the SATORP refinery in the Kingdom of Saudi Arabia. A signing ceremony took place in Dhahran attended by Amin H. Nasser, Aramco President and CEO, and Patrick Pouyanné, TotalEnergies Chairman and CEO.

The award of EPC contracts for main process units and associated utilities marks the start of construction work on this joint project, following the final investment decision in December 2022. Integrated with the SATORP existing refinery in Jubail, the new petrochemical complex is expected to house one of the largest mixed-load steam crackers in the Gulf, with a capacity to produce 1.65 million tons of ethylene and other industrial gases per year.

This expansion is expected to attract more than $4 billion in additional investment in a variety of industrial sectors (carbon fibers, lubes, drilling fluids, detergents, food additives, automotive parts and tires) and create around 7,000 direct and indirect jobs in the country.

The EPC contracts were awarded to:

●	Hyundai Engineering & Construction Co., Ltd. – for a mixed feed cracker and utilities, with a nameplate capacity of 1,650 kta of ethylene and related industrial gases, and utilities, flares and interconnecting systems that support main packages within the facilities.
●	Maire Tecnimont – for two polyethylene units using Advanced Dual Loop technology, with a nameplate capacity of 500 kta each, and the derivative units.
●	Sinopec Engineering Group Saudi Co., Ltd. – for Tank Farm and SATORP integration.
●	Gulf Consolidated Contractors Co. – for the transfer pipelines.
●	Mohammed Ali Al-Suwailem Trading and Contracting Co. – for industrial support facilities.
●	Mofarreh Marzouq Al Harbi and Partners Co. Ltd. – for site preparation.
●	Mobarak M. AlSalomi and Partners for Contracting Co. – for temporary construction facilities.

Germany: TotalEnergies and VNG join Forces on Green Hydrogen to Decarbonize the Leuna Refinery

On June 21, 2023, TotalEnergies and VNG, a German natural gas distribution company, have signed an agreement to initiate the expected future supply of green hydrogen to the Leuna refinery operated by TotalEnergies. Under the agreement, TotalEnergies and VNG aim to produce green hydrogen  from renewable electricity with a 30 MW electrolyzer in Bad Lauchstädt, built and operated by VNG with its partner Uniper.

This agreement contributes to the decarbonization of the Leuna refinery and will reduce the site's annual CO2 emissions by up to 80,000 tons by 2030.

Furthermore, the pipeline connection to the Bad Lauchstädt Energy Park (Energiepark Bad Lauchstädt (EBL) is a consortium to develop a green Hydrogen Hub composed of different subprojects such as renewable power generation (wind 50MWpower), H2 production, transportation H2 and storage H2) is expected to give the Leuna refinery access to the future European hydrogen infrastructure and the international markets for green hydrogen.

Decarbonizing Industry in France: TotalEnergies to Supply Certified Sustainable Biomethane to Saint-Gobain

On June 20, 2023, TotalEnergies has signed a 100 GW biomethane purchase agreement with Saint-Gobain France for a three-year period starting in 2024.

The biomethane is expected to be produced by TotalEnergies at its BioBéarn biomethane plant, which came on stream at the beginning of the year and whose production is certified sustainable by ISCC (International Sustainability & Carbon Certification) under the highest sustainability criteria of the European Union REDII Directive. TotalEnergies is one of the very first producers to obtain this certification in France.

By acquiring the Guarantees of Origin, and thanks to their sustainable certification, Saint-Gobain is expected to be able to attest, within the framework of the EU Emissions Trading Scheme, to the decarbonization of its energy consumption in France. This contract is also an example of a purely commercial sale, i.e., non-subsidized, of biomethane.

Paris Air Show: TotalEnergies Committed to the Production of Sustainable Aviation Fuel to Meet Its Aviation Customers' Needs

On June 19, 2023, TotalEnergies continued actively responding to a call from its aviation customers to increase production of sustainable aviation fuel (SAF). As of 2028, the Company expects to be in a position to produce half a million tons of SAF, enough to cover the gradual increase in the European SAF blending mandate, set at 6% for 2030.

To this end, TotalEnergies is investing and has launched multiple SAF production projects. These include:

●	Grandpuits – TotalEnergies is investing €400 million to convert the site into a zero-crude platform, primarily focused on producing SAF from circular feedstock such as animal fat and used cooking oil. Grandpuits aims to produce 210,000 tons/y of SAF as of 2025, and a new investment has been announced to produce an expected further 75,000 tons/y by 2027.
●	Normandy – TotalEnergies has started coprocessing SAF from used cooking oil at its Gonfreville refinery. The Company plans to increase annual production at the site to 40,000 tons as of 2025. In addition, following technical work carried out with its aeronautical partners, TotalEnergies aims to produce an additional 150,000 tons/y of SAF by coprocessing HVO biodiesel produced at La Mède as soon as this production method is approved by the ASTM (ASTM International drafts and produces technical standards for materials, products, systems and services).
●	La Mède – TotalEnergies has invested €340 million to convert its refinery into a biorefinery. Biodiesel produced at La Mède is already being used to make SAF at the TotalEnergies Oudalle plant near Le Havre. TotalEnergies is studying a new investment to have the capacity to process at La Mède, by 2024, 100% waste from the circular economy (used cooking oil and animal fat) to produce biofuels and SAF by coprocessing.

Beyond France, TotalEnergies aims to produce 1.5 million tons/y of SAF by 2030 at production units in Europe, the United States, Japan and South Korea, representing 10% of the world market by that date.

United States: TotalEnergies Strengthens its Position in LNG by Partnering with GIP and NextDecade on a new LNG project in Texas

On June 14, 2023, TotalEnergies has signed a framework agreement with the US company NextDecade to participate in the development of the Rio Grande LNG (RGLNG) project, a liquefied natural gas (LNG) plant located in South Texas. Under the terms of the agreement, and subject to execution of definitive documentation and final investment decision:

●	TotalEnergies shall hold a 16.7% interest in the first phase of the project, which consists of three liquefaction trains with total annual capacity of 17.5 million tons per annum (Mtpa).
●	TotalEnergies shall offtake 5.4 Mtpa of LNG from this first phase for twenty years, which brings the Company’s US LNG export capacity to more than 15 Mtpa by 2030.
●	TotalEnergies shall acquire a 17.5% interest in NextDecade in three tranches for a global amount of $219 million – the first tranche of 5.06% having already been acquired on June 13, 2023, for $40 million.
●	TotalEnergies shall also have a right to participate in further phases of the project and in a carbon capture and storage project (CCS) planned by NextDecade to reduce the emissions generated by the project.

The first phase of RGLNG, whose final investment decision is expected in the coming weeks for start-up in 2027, is expected to be developed, besides TotalEnergies, by NextDecade as shareholder and operator and Global Infrastructure Partners (GIP) as majority shareholder. The project has already received all the necessary authorizations from FERC, the US Federal Energy Regulatory Commission.

Nigeria: TotalEnergies makes oil and gas discovery in offshore OML 102

On June 13, 2023, TotalEnergies announces the Ntokon oil and gas discovery on OML102 offshore Nigeria.

Located in shallow waters, 60 km off the southeast coast of Nigeria, the Ntokon-1AX discovery well encountered 38 meters of net oil pay and 15 meters of net gas pay, while its side-track Ntokon-1G1 encountered 73 meters of net oil pay, in well-developed and excellent quality reservoirs. Ntokon-1G1 tested successfully up to a maximum rate of about 5,000 barrels per day of 40° API oil.

Located 20 km from the Ofon field facilities on OML102, Ntokon is planned to be developed through a tie-back to these existing facilities.

OML 102 is operated by TotalEnergies EP Nigeria with a 40% interest, alongside partner NNPC Ltd with the remaining 60%.

Kazakhstan: TotalEnergies signs a 25-year PPA for a 1 GW Wind Project

On June 9, 2023, TotalEnergies confirms its commitment to the energy transition in Kazakhstan with the signature of a Power Purchase Agreement (PPA) for the Mirny project. This will be one of the first PPAs signed in the country for a wind project of such scale. Located in the Zhambyl region, the project aims to build a 1 GW onshore wind farm combined with a 600 MWh battery energy storage system for a reliable power supply. It represents an investment of about $1.4 billion. After Irak, it is another prime example of TotalEnergies’ ability to leverage its position as a major partner in the upstream sector to speed up the development of renewable energy in oil and gas countries.

The electricity aimed to be produced by the Mirny project is expected to be sold in its entirety to the Financial Settlement Center of Renewable Energy (FSC), a public entity owned by the Government of Kazakhstan, for the supply of the national grid. The project aims to provide electricity to 1 million people.

This agreement has been signed in Astana between Total Eren, an affiliate of TotalEnergies, and the FSC, in the presence of Patrick Pouyanné, Chairman and CEO of TotalEnergies and the Minister of Energy and Mineral Resources of the Republic of Kazakhstan, Almasadam Satkaliyev. TotalEnergies aims to develop the Mirny project in partnership with the National Wealth Fund Samruk-Kazyna and the National Company KazMunayGas, which is each expected to own a 20% stake in the project.

A wind project contributing to Kazakhstan’s renewable push

The Mirny project, which is expected to consist of around 200 turbines, is one of the largest wind energy initiatives ever undertaken in Kazakhstan. Supported, by both the Kazakh and French authorities, the project is expected to be a strong contributor to the Kazakh Government's target of achieving 15% of electricity from renewable sources by 2030. It is anticipated to avoid the emission of approximately 3.5 million tons of CO2 annually over the duration of the PPA signed on June 9, 2023.

A successful renewable track-record for Total Eren in Kazakhstan

Total Eren has a proven track record of renewable energy developments in Kazakhstan. In particular, Total Eren successfully developed, financed, built, and commissioned in 2019 two solar photovoltaic farms, M-KAT and Nomad, with a combined capacity of 128 MWp. These solar farms, located in the Zhambyl and Kyzylorda regions respectively, have been instrumental in diversifying Kazakhstan's energy mix and reducing carbon emissions.

TotalEnergies Steps up Sustainable Aviation Fuel Production at Grandpuits

On June 7, 2023, ahead of the Paris Air Show held in Le Bourget, TotalEnergies is stepping up production of sustainable aviation fuel (SAF) and low carbon energies of its Grandpuits site. These investments reflect the Company’s ambition to develop low carbon energies and the circular economy, and consist of:

●	The doubling of SAF production at Grandpuits, bringing the site’s annual production capacity to 285,000 tons, i.e. more than double the capacity announced in 2020. This new investment responds to the gradual increase in minimum SAF shares mandated by the EU, and set at 6% for 2030.
●	The development of low carbon energies at the Grandpuits zero-crude platform, with the construction of a biomethane production unit with annual capacity of 80 gigawatthours (GWh), equivalent to the annual demand of 16,000 people. It is expected to be supplied with organic waste from the biorefinery, and aims to prevent the emission of almost 20,000 tons of CO2 every year. The unit strengthens TotalEnergies’ position as leader in biogas production in France.

The Company has also noted the decision taken by its partner Corbion not to pursue the bioplastic production project, owing to increased costs. In the light of the new investments announced on June 7, 2023 and others to come, TotalEnergies confirms the maintenance of 250 jobs at the site, in line with the commitments it made in September 2020.

Capital increase reserved for employees of TotalEnergies in 2023

On June 1, 2023, TotalEnergies announces that, in accordance with its policy in favor of employee shareholding, the Board of Directors of TotalEnergies decided, on September 22, 2022, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies and its French and foreign subsidiaries in which the Company holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the twenty-second resolution at the Shareholders’ Meeting of May 25, 2022.

On April 26, 2023, the Chairman and CEO set (i) the subscription period from April 28 to May 15, 2023 (included) and (ii) the subscription price at 45.60 euros per share, corresponding to the average of the closing prices of the TotalEnergies share on Euronext over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 52,602 employees in 94 countries, representing 45.8% of the eligible employees and former employees, subscribed to this capital increase for an amount of 353.9 million euros. These results are on the rise compared to the last two years in terms of participation rate and amount subscribed.

As a result, 8,002,155 new shares will be issued on June 7, 2023. They will carry immediate dividend rights and will be fully assimilated with TotalEnergies shares already listed on Euronext.

Following this issuance, the employee shareholders in TotalEnergies’ share capital, within the meaning of Article L. 225-102 of the French Commercial Code, will represent 7.67% of the Company’s share capital as of June 7, 2023.

Jeanine Wai is appointed Vice President, Investor Relations North America of TotalEnergies

On June 1, 2023, Jeanine Wai is appointed Vice President Investor Relations for North America of TotalEnergies, effective June 1, 2023. She replaces Robert Hammond who elected to retire from the Company.

Jeanine Wai began her career in 2001 with Chevron as a process engineer in Downstream specializing in hydrocracking and base oils. From 2009, she alternatively held corporate, buy-side and sell-side positions, including Oil & Gas financial analysis and M&A at Bechtel, as an Exploration & Production analyst at Nexus Asset Management, and 13 years of Upstream Oil & Gas equity research at JPMorgan, Citi, and most recently as the Senior US Integrated Oil and Exploration & Production analyst at Barclays since 2018.

Jeanine Wai graduated with honors with a B.S. in Chemical Engineering from the University of California, Berkeley and holds an M.B.A. from the MIT Sloan School of Management.

Brazil: TotalEnergies signs Production Sharing Contract for the Agua Marinha offshore block

On May 31, 2023, TotalEnergies and its co-venturers Petrobras, QatarEnergy and PETRONAS Petróleo Brasil Ltda (PPBL) signed the Production Sharing Contract (PSC) for the Agua Marinha block, which was awarded in the Open Acreage under Production Sharing Regime – 1st Cycle held by Brazil’s National Petroleum Agency (ANP) in December 2022.

Agua Marinha is a 1,300 sq.km exploration block located in the pre-salt Campos Basin south of the Marlim Sul field and about 140 km from shore. The work program includes drilling one firm exploration well during the exploration period.

TotalEnergies is expected to participate in the block with a 30% interest, alongside operator Petrobras (30%), QatarEnergy (20%) and PPBL (20%).

United States: TotalEnergies and TES Join Forces to Develop a Large-Scale e-NG Production Unit

On May 31, 2023, TotalEnergies announces that it is joining forces with Tree Energy Solutions (TES) to study and develop a large-scale production unit in the United States for e-natural gas (e-NG), a synthetic gas produced from renewable hydrogen and CO2.

The project, which is expected to produce 100,000 to 200,000 metric tons of e-NG per year, is anticipated to be equally owned by the partners and operated by TotalEnergies. This partnership combines TES’ e-NG know-how with TotalEnergies’ expertise in renewable power generation, large-scale project management and natural gas liquefaction.

The e-NG is expected to be produced in two steps:

●	to produce renewable hydrogen, a 1 gigawatt (GW) electrolyzer will be powered by approximately 2 GW of wind and solar energy supplied by TotalEnergies through long-term power purchase agreements (PPAs).
●	this renewable hydrogen will then be combined with biogenic CO2 to obtain the e-NG.

The resulting e-NG produced is expected to be transported and/or liquefied, then sold like natural gas, using existing infrastructure, and end customers are anticipated to be able to use it without any adaptation to their facilities.

TotalEnergies and TES aim to carry out the preliminary studies and aim to reach a Final Investment Decision (FID) in 2024. The project is expected to benefit from tax credits under the 2022 Inflation Reduction Act (IRA).

Nigeria: TotalEnergies renews the OML130 deep offshore license

On May 29, 2023, TotalEnergies, operator of OML130 in Nigeria, announces the renewal of the production license on this block for 20 years.

Located 150 kilometers off the Nigerian coast, the OML130 block contains the prolific Akpo and Egina fields which came into production in 2009 and 2018 respectively. In 2022, production amounted to 282,000 boe/d: nearly 30% was gas sent to the Nigeria LNG plant, notably contributing to Europe’s energy security. The production start-up from Akpo West, a short-cycle project, is expected by the end of 2023. In addition, OML130 contains the Preowei discovery, to be developed by tie-back to the Egina FPSO.

TotalEnergies Upstream Nigeria Limited operates OML 130 with a 24% interest, in partnership with CNOOC (45%), Sapetro (15%), Prime 130 (16%) and the Nigerian National Petroleum Company Ltd as the concessionaire of the PSC.

TotalEnergies to sell its 50% stake in Surmont oil sands asset to ConocoPhillips following exercise of its preemption right

On May 26, 2023, in connection with the sale by TotalEnergies to Suncor Energy Inc. of the entirety of the shares of TotalEnergies EP Canada Ltd announced on April 27, 2023, ConocoPhillips notified TotalEnergies that it is exercising its preemption right to purchase the 50% interest in the Surmont asset held by TotalEnergies EP Canada Ltd.

TotalEnergies will receive from ConocoPhillips a cash payment upon closing of C$4.03 billion (about US$3 billion) and additional payments that could reach a maximum of C$440 million (about US$325 million) under specific conditions for its 50% non-operated interest in the Surmont asset and associated logistics commitments. Closing, subject to regulatory approval, is expected in the third quarter 2023.

As previously announced, the transaction with Suncor is subject to the waiver of its partner ConocoPhillips’ pre-emptive right. As ConocoPhillips has exercised its preemption right, TotalEnergies will be open to complete a transaction with Suncor regarding the sale of TEPCA’s shares, comprising the Fort Hills working interest, as per the agreed value in the initial SPA.

Ordinary and extraordinary Annual Shareholders’ Meeting of May 26, 2023: Approval of resolutions approved by the Board of Directors; Very broad shareholder support (89%) for the Climate 2023; and Consultative Resolution presented by the Company

On May 26, 2023, the Combined Shareholder’s Meeting of TotalEnergies was held under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions approved by the Board of Directors, including:

●	Approval of the 2022 financial statements and payment of a global dividend of €3.81 per share (ordinary and special dividend)
●	Renewal of the three-year terms as Director of Ms. Marie-Christine Coisne-Roquette and Mr. Mark Cutifani
●	Appointment for a three-year term of Mr. Dierk Paskert and Ms. Anelise Lara as Directors

●	Approval of the components of the compensation paid during 2022 or allocated for that year and the compensation policy applicable in 2023 to the Chairman and Chief Executive Officer
●	Various delegations of competence and financial authorizations granted to the Board of Directors
●	Removal of double voting rights supported by almost all shareholders (>99%)

In addition, the Shareholder’s Meeting issued a favorable consultative opinion on the Sustainability & Climate - Progress Report 2023, reporting on the progress made in the implementation of the Company's ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030 and complementing this ambition. Shareholders thus voted in favor of the consultative resolution proposed by the Board of Directors by a very large majority, with 89% of the votes cast, confirming the vote expressed by the shareholders in 2022 and the Company's strategy. Conversely, the consultative resolution filed by a group of shareholders concerning indirect scope 3 emissions was rejected by 70% of the votes cast, following the Board's recommendation. The Board of Directors will continue its dialogue with all shareholders concerning the Company's climate strategy.

The full results of the votes as well as the presentations made to shareholders will be available on May 31, 2023, on the totalenergies.com website.

Methane Emissions Reduction:  TotalEnergies and Colorado State University collaborate to establish a protocol of qualification for methane measurement technologies

On May 24, 2023, as part of its commitment to identify, quantify and reduce methane emissions linked to its operations, TotalEnergies announced that it is partnering with Colorado State University to develop an international protocol for the qualification of methane emissions measurements.

As part of the Global Methane Pledge, the US Department of Energy (DOE) and the European Commission’s Directorate-General for Energy (DG-ENER) recognized the excellence and relevance of the Transverse Anomaly Detection Initiatives (TADI) developed by TotalEnergies’ Pôle d’Etudes et de Recherche de Lacq in France and the Methane Emission Technology Evaluation Center (METEC) of Colorado State University in the US, in order to become world references for the qualification of methane emission quantification technologies.

Such a transatlantic initiative is needed because there few agreements currently exist on how to validate methane emissions measurement methods, which is indispensable to compare reported emissions regardless of technology.

TotalEnergies and Colorado State University aim to collaborate using their platforms for this scientific partnership to:

●	develop protocols to certify the accuracy, detection limits, and operational restrictions of the measurement methods used for methane accounting; and
●	develop a method for estimating annual methane measurements from point measurements.

A clear ambition: Aiming for zero Methane emissions through tangible objectives

The Company already halved its methane emissions at its operated sites between 2010 and 2020 by targeting all sources (reductions in flaring, venting, fugitive emissions, etc.) and introducing stricter design criteria for new facilities.

In line with the Glasgow agreements, the Company is setting new targets for its operated methane emissions for the current decade: reduction from 2020 levels of 50% by 2025 and 80% by 2030. The Company has also undertaken to keep methane intensity below 0.1% across its operated gas facilities.

The Company is also enhancing its reporting as part of OGMP 2.0, the second phase of the United Nations Environment Programme’s Oil & Gas Methane Partnership. OGMP 2.0 outlines a reporting framework that encompasses the entire gas value chain and non-operated scope, including a breakdown of emissions by source, information on inventory methodologies and the use of airborne measurement campaigns. In 2022, TotalEnergies was awarded Gold Standard status. The Company is also a signatory of the Methane Guiding Principles.

Biogas: TotalEnergies acquires a stake in Ductor to jointly develop new projects using its innovative technology

On May 24, 2023, TotalEnergies has acquired a 20% stake in Ductor, a Finland-based start-up that has developed an innovative technology to process high-nitrogen organic waste, such as poultry manure, which is usually difficult to use for biomethane production. By allowing the treatment of new types of input, this technology is expected to help to accelerate the development of the biogas value chain, thus contributing to the energy transition. It is also expected to enable TotalEnergies to seize new market opportunities.

TotalEnergies has also formed a partnership with Ductor to develop and invest in several biomethane production projects, primarily in the United States and Europe. Ductor already has a pipeline of fifteen to twenty projects, some of which are at an advanced stage. The partners are planning to develop an initial facility in Ohio, United States. Under the terms of this joint venture, TotalEnergies aims to market the production of the biomethane, and Ductor the production of the sustainable biofertilizers.

Spain: TotalEnergies Obtains Favorable Environmental Impact Assessment for 3 GW of Solar Projects

●	These 48 solar plants are expected to be able to produce more than 6,000 GWh of clean energy per year, enough to meet the annual electricity demand of nearly four million people.
●	These facilities aim to avoid the emission of approximately 50 million tons of CO2 into the atmosphere during their lifetime.

On 22 May 2023, TotalEnergies has obtained from the Spanish authorities (Ministry of Energy Transition and Autonomous Communities) a favorable Environmental Impact Assessment for an estimated 3 GW of installed capacity.

Large-scale solar projects throughout the country

This favorable result relates to the 48 power plants that TotalEnergies aims to develop in the Madrid region (installed capacity of 1.9 GW), in the Murcia region (more than 350 MW), in Castilla-La Mancha (more than 300 MW), in Andalusia (263 MW) and in Aragon (approximately 150 MW). The first projects are expected to come on stream early 2024.

The plants aim to generate about 6,000 GWh of clean energy per year, enough to meet the annual electricity demand of nearly four million people. They are also expected to avoid the emission into the atmosphere of close to 50 million tons of CO2 during their lifetime.

Socially and environmentally responsible projects

TotalEnergies aims to promote a series of compensatory measures, including bird marking for behavior monitoring, renting 400 additional hectares for conservation efforts, and utilizing 1.5% of plant production for electricity bill discounts for local residents, while providing construction and Operation & Maintenance training to residents in surrounding municipalities.

TotalEnergies is proud to contribute to Spain's goal of obtaining 70% of its electricity from renewable sources by 2030 and 100% by mid-century.

Integrated Power & Renewables: TotalEnergies Launches in Belgium Its Largest Battery Energy Storage Project in Europe

On May 15, 2023, TotalEnergies has launched at its Antwerp refinery (Belgium), a battery farm project for energy storage with an estimated power rating of 25 MW and estimated capacity of 75 MWh, equivalent to the daily consumption of close to 10,000 households.

A First Flagship Energy Storage Project in Belgium

After commissioning four battery parks in France offering total energy storage capacity of 130 MWh, this project aims  to be the Company's largest battery installation in Europe. The batteries, 40 Intensium Max High Energy lithium-ion containers, are expected to be supplied by Saft, the battery subsidiary of

TotalEnergies, confirming its position as one of the European leaders in industrial-scale stationary storage with this project.

The installation, which aims to be operational by the end of 2024, aims to help meet the needs of the European and Belgian high-voltage transmission network 24/7 by:

●	Smoothing power fluctuations in the national grid on a daily basis, particularly during peak winter periods.
●	Guaranteeing grid security by participating actively in the national grid's reserve services.
●	Allowing more renewable electricity to be integrated into the grid.

Essential for the Development of Renewable Energies

TotalEnergies is delighted to develop this storage project, which aims to compensate for the intermittency introduced by renewable energies and thus enable their development. Batteries are an effective response to the growing need for grid balancing. They can be deployed quickly, have a limited footprint and high reactivity. As a result, they can help meet the new challenges facing power grids today.

This project, located on the Antwerp refinery site, is expected to benefit from the available land and the site’s grid connection. It is a new step in TotalEnergies' development of battery energy storage systems (BESS) which strengthens the Company's presence across the entire electricity value chain in Belgium (production, storage, supply).

Suriname: TotalEnergies increases its presence and signs Production Sharing Contracts for shallow offshore Blocks 6 and 8

On May 15, 2023, TotalEnergies and its partners have signed Production Sharing Contracts (PSC) on Blocks 6 & 8 with Staatsolie Maatschappij Suriname (Staatsolie), the State-owned oil company of Suriname.

Blocks 6 and 8 were awarded to TotalEnergies in the Suriname Shallow Offshore Bid Round 2020/2021. TotalEnergies will operate the two blocks with a 40% interest, alongside QatarEnergy (20%) and Paradise Oil Company (POC), a subsidiary of Staatsolie (40%).

Located in the southern part of offshore Suriname, close to the border with Guyana and with depths between 30 meters and 50 meters, the shallow water Blocks 6 & 8 are immediately adjacent to the operated Block 58 where several discoveries have been made and appraisal drilling is ongoing.

Plastic Recycling: TotalEnergies Expands Activities in Europe by Acquiring Iber Resinas

On May 9, 2023, TotalEnergies announces that it has acquired Spain-based Iber Resinas, an actor in the mechanical recycling of plastics for sustainable applications. With this transaction, TotalEnergies aims to increase its production of circular polymers in Europe, extend its range of recycled products, and enhance its access to feedstock through Iber Resinas’s network of suppliers.

Combining Recycling Know-How and Polymers Expertise

Iber Resinas recycles plastics (polypropylene, polyethylene, and polystyrene) derived from household and industrial waste in its two plants near Valencia, Spain. The company also has a large network of direct customers to whom it sells its products for the manufacture of automotive parts, packaging, or building materials.

Iber Resinas aims to leverage synergies with TotalEnergies’ operations to develop quality products and will benefit from the Company’s ability to accelerate its growth.

Developing a Circular Economy for Plastics

By reducing the weight of many end-use applications, plastics improve their energy efficiency and reduce their carbon footprint. Moreover, producing them from recycled materials contributes to meeting the challenge of managing their end-of-life. Committed to promoting the circular economy in the use of plastics, TotalEnergies is working on all types of recycling:

●	In mechanical recycling, its subsidiary Synova is the French leader in the production of recycled polypropylene for sustainable applications for the automotive and construction industry, with a capacity of 45,000 tons at the end of 2022. In 2022, the Company also announced the construction of a new hybrid production line of approximately 15,000-ton high-performance recycled polypropylene for automotive applications at its Carling – Saint-Avold platform in northeastern France.
●	In advanced recycling, TotalEnergies announced in September 2020 the construction of one of France's first advanced recycling plants at its Grandpuits zero-crude platform southeast of Paris, in partnership with Plastic Energy. In 2022, TotalEnergies signed additional offtake agreements with Plastic Energy and Honeywell for pyrolysis oil to pursue its development in advanced recycling in Europe and the U.S.
●	In bioplastics, TotalEnergies is also a world leader through its joint venture with Corbion, which operates a plant in Thailand producing an estimated 75,000 tons per year of polylactic acid (PLA), a 100% bio-based, recyclable, and biodegradable bioplastic.

Furthermore, TotalEnergies is a founding member of the Alliance to End Plastic Waste, which brings together around ninety companies, project partners, and supporters committed to implementing solutions to eliminate plastic waste in the environment, particularly in the oceans.

Ordinary and Extraordinary Shareholders’ Meeting on May 26, 2023 Conditions of availability of the preparatory documents

On May 5, 2023, Shareholders are invited to participate at the Ordinary and Extraordinary Shareholders’ Meeting of TotalEnergies which will be held on Friday May 26, 2023, at 10:00 a.m. at the salle Pleyel, 252 rue du Faubourg Saint-Honoré, 75008 Paris.

The Shareholders’ Meeting will be streamed live in full on the website www.totalenergies.com/investors/shareholders-meetings. All useful information relating to this Meeting is regularly updated on this page of the website.

Shareholders may exercise their voting rights before the holding of the Shareholders’ Meeting, either by internet via the secured Votaccess platform, or by returning their postal voting form, or also by giving proxy. The detailed procedures relating to the exercise of the right to vote are specified in the notice of the Shareholders’ Meeting.

The preliminary notice of the Shareholders’ Meeting and the convening notice were published in the French Bulletin des annonces légales obligatoires (BALO) on March 24, 2023 and on May 5, 2023 respectively.

The documents referred to in Article R. 225-83 of the French Commercial Code are made available to Shareholders as from the date of the convening notice for the Meeting in accordance with applicable regulations:

●	Shareholders holding registered shares may, up to and including the fifth day prior to the Meeting, request that the Company sends these documents to them free of charge. For shareholders holding bearer shares, the exercise of this right is subject to the provision of a certificate of registration in the accounts of the bearer shares issued by the authorized intermediary;
●	Shareholders may consult these documents at the Company’s registered office, 2 place Jean Millier – La Défense 6 – 92400 Courbevoie, under the conditions provided for by applicable regulations.

The documents referred to in Article R. 22-10-23 of the French Commercial Code may be consulted and downloaded on the Company’s website: totalenergies.com/Investors/Annual Shareholders’ meeting/The documents of the Meeting.

Angola: A New Milestone Towards the Development of Blocks 20 and 21

On May 2, 2023, Agência Nacional de Petróleo, Gás e Biocombustíveis (ANPG), TotalEnergies EP Angola and Sonangol Pesquisa e Produção S.A. signed a heads of agreement related to the future development of the Cameia and Golfinho fields, located on Blocks 20 and 21 in the Kwanza basin.

This heads of agreement is an important milestone towards a final investment decision expected in 2023, after partners and authorities’ approval.

This future development project on Blocks 20 and 21, located around 150 km southwest of Luanda, is expected to comprise an FPSO, the seventh for TotalEnergies in Angola, connected to a subsea network. The design of this new project includes electrical generation from a combined cycle turbine and a zero flaring concept, allowing a lower carbon intensity.

TotalEnergies EP Angola Blocks 20-21 (Operator) holds an 80% interest in each block, while Sonangol Pesquisa e Produção S.A holds the remaining 20%.

Annual Shareholders’ Meeting of May 26, 2023 & Climate: TotalEnergies adds to the agenda the advisory resolution submitted by a group of shareholders representing less than 1.4% of the capital and recommends that shareholders reject it

On April 28, 2023, TotalEnergies announced that the Board of Directors, meeting on April 26, 2023 under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer, reviewed the documents related to the Ordinary and Extraordinary Meeting of Shareholders of TotalEnergies and particularly the request from a group of shareholders representing less than 1.4% of the Company's capital to add an advisory resolution to the agenda of the Annual Shareholders' Meeting. The draft resolution calls on the Company to set targets "aligned with the Paris Climate Agreement" for Scope 3 indirect emissions related to the use of energy products sold to its customers.

The proposed resolution does not provide a credible response to the challenges of climate change and would be contrary to the interests of the Company, its shareholders and its customers.

The indirect emissions reported by TotalEnergies under Scope 3 correspond to the direct (Scope 1) emissions of the consumers of these products: the Company's customers, who decide to use the products.

For example, emissions from jet fuel sold by the Company are first recorded in the Scope 1 emissions of the airline that uses the fuel. They are also recorded in the Scope 3 indirect emissions of the aircraft's engine manufacturer, the plane manufacturer, the airport and TotalEnergies. Scope 3 emissions are not cumulative, but overlapping. An absolute reduction target for Scope 3 for a company like TotalEnergies, without reducing the corresponding Scope 1 of energy users, is in reality not relevant in reducing global GHG emissions.

By focusing on indirect emissions of greenhouse gases related to the use of energy products that TotalEnergies sells to its customers (Scope 3), the adoption of this resolution would lead to holding the Company liable for these emissions, whereas the use of these products is the decision of its customers. TotalEnergies does not make airplanes, cars, cement or steel, but rather supplies energy products that are used or converted by other industries to make products and goods. The company therefore cannot be held responsible for the reduction of emissions related to the use of products by its customers.

Obviously, TotalEnergies acts to contribute to the transformation of energy demand and thus to help its customers reduce their Scope 1. Through its multi-energy strategy, TotalEnergies is adapting its offer to provide a wider range of energy products, including decarbonized products, for example by developing sustainable aviation fuels, and supports its customers in their decarbonization plans. But it is the concerted actions of all the players in the energy value chain that can bring a shift in the way energy is used: through public policies aimed at orienting energy consumption, sectoral initiatives of energy-consuming companies, technical and technological developments.

Drastically decreasing TotalEnergies' global Scope 3 emissions in absolute value, without an evolution of the overall structure of energy demand, would lead to a shift of this demand to other suppliers, notably the national oil companies of producing countries. This strategy would have little effect on lowering global greenhouse gas emissions, and therefore little positive impact on climate. The implementation of this strategy would be disadvantageous to shareholders as the Company would have to sell its oil and gas product marketing activities to other operators. The strategy would also be counter-productive for TotalEnergies' customers, for whom the Company must ensure a security of energy supply, while supporting them in their own decarbonization journey.

TotalEnergies has a consistent and effective strategy to be a major player in the energy transition

TotalEnergies' Board of Directors notes that it fully exercises its powers in defining the Company's priorities for the energy transition. For the third year in a row, the Board is consulting shareholders with regard to TotalEnergies' ambition for sustainability and the energy transition. The Sustainability & Climate - 2023 Progress Report, which will be submitted to an advisory vote at the next Annual Shareholders' Meeting, describes the implementation of the Company's strategy and the progress made in 2022 towards achieving its climate objectives for 2030. The report also enhances the Company's climate and sustainability ambition, notably by specifying – as pledged by the Company – the 2025 and 2030 targets for the main climate indicators and making a number of these targets more ambitious:

●	Concerning its Scope 1 & 2 emissions over which it has control at its operated facilities, the Company has set a new emissions target in absolute value of below 38 Mt CO2e (Scopes 1 & 2) by 2025 compared to 2015, thanks notably to a $1 billion worldwide energy efficiency program for 2023-2024. The Company has also pledged to reduce these emissions by more than 40% by 2030 compared to 2015, in line with the objectives set by countries committed to carbon neutrality by 2050. As a reminder, the Company has already reduced the Scope 1+2 emissions of its Oil & Gas activities by almost 30% between 2015 and 2022.
●	TotalEnergies has strengthened its objective of lowering the lifecycle carbon intensity of the energy mix sold to its customers from -20% to -25% by 2030 in relation to 2015, and -15% by 2025, thereby contributing to the reduction of its customers' Scope 1 emissions while selling them the energy they need and ensuring security of energy supply. As a reminder, TotalEnergies has already reduced the carbon intensity of its sales by 12% between 2015 and 2022, thanks to the growth in its sales of electricity and gas and the drop in sales of oil products.

TotalEnergies is thus leading its peers in terms of decarbonizing its energies sales.

The proposed resolution undermines the Company’s good governance

This consultative resolution does not facially infringe on the Board of Directors' powers. However, if adopted, it would introduce some confusion in the governance of the Company since it would lead the Board of Directors to take into account a different strategy from the one it has adopted. Nevertheless, the Board of Directors has decided to add this draft resolution to the agenda of the next Annual Shareholders' Meeting, in the interest of shareholder dialogue, but not to approve it for all of the reasons set out above.

Consequently, the shareholders of TotalEnergies will be invited to vote against the resolution submitted by the above-mentioned group of shareholders and to vote in favor of the resolution relating to the Sustainability & Climate - 2023 Progress Report submitted by the Company.

The documents prepared by the Company for the upcoming Annual Shareholders' Meeting will be available on the Company's website. The notice of meeting for the Ordinary and Extraordinary Meeting of Shareholders of May 26, 2023 which will be held at 10:00 a.m. on Friday, May 26, 2023 at Salle Pleyel, 252 rue du Faubourg Saint-Honoré, 75008 Paris, France, will be published in the BALO legal gazette (Bulletin des Annonces Légales Obligatoires) on May 5, 2023.

TotalEnergies, number 2 in employee share ownership in Europe, launches its annual capital increase reserved for employees

On April 27, 2023, the Board of Directors of TotalEnergies, meeting on April 26, 2023 under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer, confirmed the launch of the capital increased reserved for employees and former employees of the Company for 2023.

On this occasion, the Board welcomed the recent publication of the European Federation of Employee Share Ownership, which shows that TotalEnergies ranks second among European companies for employee share ownership, in terms of the amount of capital held by employees.

The development of employee share ownership is at the heart of TotalEnergies' value share policy as it represents the best way to closely associate employees with its economic performance, strengthen their sense of belonging and align the interests of employees and shareholders. The decision taken in 2015 by the Board of Directors to conduct every year a capital increase reserved for employees with a discount, as opposed to every two years previously, demonstrates this, as does the continuous increase in the scope of the performance share grant, which now concerns more than 11,000 employees each year worldwide.

As of March 31, 2023, more than 65% of the employees were shareholders and held together 7.4% of the Company's share capital, amounting to 10 billion euros, making them TotalEnergies’ largest group of shareholders. They received as such about 700 million euros in dividends in 2022.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.